Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis [“MD&A”] of the financial condition and results of operations of Novadaq® Technologies Inc. [“Novadaq” or the “Company”] should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2010 and December 31, 2009 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles [“CGAAP”]. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in United States [U.S.] dollars.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management's future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq. Without limitation, information regarding future sales and marketing activities, SPY® System sales targets and utilization rates, reimbursement for the SPY System, future revenues arising from the sales of the Company’s products, the sales and marketing arrangement with LifeCell Corporation, the supply agreement with Intuitive Surgical, Inc., and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of endoscopic SPY System is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for use of the SPY System and the clinical results of the use of the SPY and SPY Scope System. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of the SPY System; risks related to third-party contractual performance; dependence on key suppliers for components of each SPY System; regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and, risks relating to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. Unless otherwise indicated, this MD&A was prepared by management from information available through March 24, 2011.

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Overview

Novadaq Technologies develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s primary core technology platform, called SPY Imaging, provides clinically relevant anatomic and physiologic images during a wide variety of complex open and minimally-invasive surgical [“MIS”] procedures. SPY empowers surgeons treating life-threatening illnesses, such as breast, colon and other cancers and cardiovascular disease, to more effectively visualize blood flow in vessels, co-joined vessels and micro-vessels, and to assess tissue perfusion. More than 40 peer-reviewed publications demonstrate that SPY Imaging leads to fewer post-operative complications and reduced hospital costs. The SPY Imaging System is cleared by the United States Food and Drug Administration [“FDA”] for real-time use during multiple open surgical procedures and the endoscopic implementation of SPY Imaging [“SPY Scope”] is FDA cleared for real-time use during MIS. The endoscopic SPY System combines all of the capabilities of SPY Imaging with state-of-the-art high definition [“HD”] visible light visualization offered by conventional endoscopes.

Novadaq’s marketing strategy comprises of partnering with leading companies in relevant markets for open surgical applications as well as robotic procedures. Novadaq announced its first alliance with Intuitive Surgical®, Inc. in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. In addition, Novadaq entered into an exclusive, North American sales and marketing alliance with LifeCell™ Corporation [“LifeCell”] in plastic and reconstructive, gastrointestinal and head and neck surgery in September 2010.

Open Surgical Applications

Plastic Reconstruction, GI and Head and Neck Applications

In Q4-2010, Novadaq developed a device that was specifically designed for the applications that are marketed by the company’s partner, LifeCell. Subsequent to the year-end, LifeCell began to exclusively market the device under the name “SPY Elite”. SPY Elite seamlessly integrates Novadaq’s SPY-Q quantification software technology which allows surgeons to visualize and quantitatively compare perfusion.

Cardiac Surgery Applications

Novadaq’s cardiac surgery products, including the cardiac SPY technology application and the CO2 HEART™ LASER SYSTEM for Transmyocardial Revascularization [“TMR”], are sold through a direct sales team that caters specifically to cardiac surgeons who specialize in heart bypass surgical procedures. In 2010, Novadaq completed the enrollment of more than 350 patients into the VICTORIA Registry. Results showing 50% lower rates of reoperation and shorter lengths of stay than those reported in the Society of Thoracic Surgeon’s National Database were reported at the 2010 Annual Meeting of the American Heart Association. These data were also used in 2010 to support the development of Novadaq’s latest quantification software technology, for cardiac surgery, SPY-QC. SPY-QC enables cardiac surgeons to perform intra-operative myocardial perfusion mapping which can positively impact operative decisions and assist the cardiologists in making

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post-operative medical management decisions. In February of 2011, Novadaq also announced that it had acquired all of the assets of the Transmyocardial Revascularization [“TMR”] business from PLC Medical Inc. [“PLC”]. Prior to the acquisition, Novadaq was the exclusive United States distributor of PLC’s CO2 HEART™ LASER SYSTEM for TMR.

Wound Care Applications

In 2010, Novadaq initiated the investigation of the use of SPY technology in wound care applications, such as the treatment of diabetic foot ulcers, and has since begun clinical studies in 4 leading U.S. institutions. SPY technology enables perfusion mapping that may be critical in assisting surgeons to make more accurate decisions related to limb salvage and the need and level of lower limb amputations if required. The U.S. Centers for Disease Control estimates that approximately 60% of all lower limb amputations result from vascular disease caused by diabetes and that in 2007 more than 150,000 lower limb amputations were performed at a minimum per surgery cost of $45,000. The ability to accurately map perfusion in the lower limb may enable surgeons to perform more below-the-knee amputations than above-the-knee amputations which, before SPY, were more frequently performed based on information gathered by clinical judgment alone. The ability to save the knee joint during amputation results in significant improvements in patient post-operative recovery and related mobility.

Minimally Invasive Surgery Applications

SPY Technology Integration into the da Vinci Surgical Robotic System:

Novadaq signed License and Development and Supply Agreements with Intuitive Surgical in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. Intuitive Surgical, Inc. is the global technology leader in robotic-assisted minimally invasive surgery [MIS]. The Company began to develop the SPY System for integration into Intuitive Surgical’s da Vinci Surgical Robotic System in January of 2009 and completed the development in August of 2010. The integrated system was cleared for use in robotic surgery by the U.S Food and Drug Administration [“FDA”] in February 2011. The system will enable surgeons performing robotic surgery to simultaneously perform fluorescence imaging during a variety of surgeries that will be targeted by Intuitive. A limited launch of the integrated application has been initiated by Intuitive Surgical, Inc.

SPY Endoscopic Technology

Novadaq’s SPY endoscopic technology combines all the capabilities of SPY with the HD visible light imaging capabilities of a traditional endoscopic imaging system. SPY Scope technology can be used as a traditional endoscope and to obtain fluorescence images either on demand or in a simultaneous imaging mode during minimally invasive surgery. The demand for minimally invasive procedures is rapidly growing as patients enjoy the cosmetic benefits and faster recovery times as a result of the small incision. However, small incisions result in reduced visibility for surgeons, and therefore increase the complexity of procedures and the potential for complications. Based on experiences using the SPY System in open surgery, minimally invasive surgeons anticipate that SPY endoscopic imaging technology may assist them in reducing the incidence of post-operative complications. The Company continued to support post-market clinical studies using the endoscopic version of SPY in minimally invasive gastrointestinal, gynecological, thoracic and urological surgery throughout 2010. The Company intends to use the clinical data and user feedback to determine those markets where the value proposition for SPY scope is the strongest.

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The LifeCell and Novadaq Alliance

Novadaq entered into a 5-year, exclusive North American sales and marketing alliance with LifeCell Corporation [“LifeCell”] for the sale of SPY Systems in plastic and reconstructive, head and neck and gastrointestinal surgery in September 2010. LifeCell, a Kinetic Concepts Inc. company, develops and markets tissue repair and regeneration and other products for use in multiple markets, including plastic reconstructive, head and neck reconstruction and gastrointestinal surgical procedures.

LifeCell’s partnership responsibilities include marketing and sales of SPY Systems and the disposable accessories required to perform the imaging procedure, surgeon and professional education, clinical and clinical study support and reimbursement support. Novadaq remains responsible for product development, manufacturing and service. Pursuant to the Agreement, the Company has a three-year annual commitment to spend a minimum amount on research and development, which are within normal business operating expenses. LifeCell also continues to hold limited first rights to negotiate marketing and sales distribution in Europe.

LifeCell’s sales and marketing plan is based on three sales models aimed at generating revenue for the SPY imaging system. Novadaq and LifeCell share revenues generated from the sales based on the following models:

(i)	Rental sales model: hospitals gain access to the technology by paying a monthly fee for use of the SPY System. The monthly fee includes the placement of the SPY device, clinical support and service. A fee for the disposables required is charged in addition to the rental fee.

(ii)	Placement model: hospitals gain access to the technology by paying for each consumable supply used with the SPY System. Purchase of a contracted minimum number of consumables each month entitles the customer to placement of the SPY device, clinical support and service.

(iii)	Capital sales model: hospitals purchase the hardware and purchase consumables and service.

The majority of the Company’s recurring revenues to date has been generated through placements. However, Novadaq anticipates that rental will be the primary revenue-generating model promoted by LifeCell going forward. Novadaq and its partner, LifeCell, focus on growing the rental-installed base and on maximizing usage within that installed base, both of which contribute to recurring revenue growth.

The Intuitive Surgical and Novadaq Alliance

Intuitive Surgical’s® sales and marketing plan focuses on selling new systems that include the option of the integrated SPY technology, as well as retrofitting existing installed systems with an upgrade to allow SPY Imaging. In addition, Intuitive will sell individual disposable patient kits that contain the imaging agent and other accessories required to perform SPY Imaging procedures with the da Vinci® robot. Novadaq will benefit from 3 sources of revenue based on Intuitive sales:

(i)	Royalties: Novadaq receives a royalty payment for each system sold with or upgraded to include SPY Imaging technology.

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(ii)	Hardware supply: Intuitive exclusively purchases the electronic hardware that is integrated into each robotic system sold or upgraded to enable SPY Imaging capabilities in the robot from Novadaq.

(iii)	Disposable supply: Intuitive exclusively purchases from Novadaq the disposable imaging agent and accessories required for each SPY Imaging procedure performed.

Operations

Novadaq has multiple suppliers for components of the SPY System and Indocyanine Green [“ICG”], the imaging agent used in SPY and SPY endoscopic procedures. Novadaq has leveraged manufacturing assets the Company previously acquired from Xillix Technologies, including infrastructure and manufacturing expertise, and in 2010 began direct manufacture of the SPY Imaging System and SPY Imaging electronic components for integration into the Da Vinci® Surgical Robotic System. Novadaq has the existing capacity to manufacture 50 systems per month and the capability to scale to 100 systems per month should the demand substantiate the need. Novadaq has also qualified backup suppliers for these products should demand exceed the direct capacity or, if for any reason, the Company chooses to use their services. Novadaq’s manufacturing is ISO13485:2003 and cGMP compliant.

For ongoing installation, service and maintenance of SPY Systems placed in the U.S., Novadaq has a U.S. service agreement with Carestream Health, Inc. Carestream also purchases sub-assemblies of SPY and SPY endoscopic technology disposable procedure kits, which include the fluorescence agent [ICG]. Carestream ships assembled SPY kits to Novadaq’s partners and direct customers on Novadaq’s behalf.

Novadaq acquired the equipment, processes and know-how to manufacture CO2 HEART™ LASER SYSTEMS from PLC. Based on acquired inventory of available laser systems, Novadaq does not anticipate the need to manufacture additional lasers in the immediate future. However, in anticipation of a potential future need, the Company will transfer the requirements to directly manufacture lasers to its facility in Richmond, BC. Novadaq will continue to outsource the manufacture of the disposable hand pieces required to perform TMR with the CO2 Heart LASER SYSTEM to the same qualified vendor that manufactured such hand pieces for PLC. Novadaq has established a small service facility in Taunton, Massachusetts, from which it will provide direct field service and maintenance for CO2 HEART LASER SYSTEMS.

Outlook

The Company’s primary focus is on increasing SPY System usage by supporting the efforts of its partners and surgeon users which is expected to result in an increased install base and increased recurring revenue. Clinical experience gained in 2010 continues to further show that the use of SPY has a significant impact on intraoperative decision making, cost reduction and improved outcomes in plastic and reconstructive, gastrointestinal and other surgeries. In 2010, SPY remained the topic of several new published medical journal articles and was featured in presentations at such medical society meetings as the American Society of Reconstructive Micro-Surgery, Digestive Disease Week, Techniques in Plastic Surgery, the American Society of Plastic Surgeons, the New England American Urological Association and the American Heart Association.

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In addition, LifeCell featured SPY imaging at three plastic reconstructive and head and neck surgeon educational symposiums in the 4th quarter of 2010. These educational programs typically attract more than 100 surgeon attendees and are focused on increasing awareness for technologies and their associated clinical and economic benefits through peer-to-peer presentations. It is anticipated that LifeCell will continue to feature SPY in more than six similar programs in 2011.

Surgeons performing SPY Imaging across a variety of applications continue to be professionally reimbursed for performing the procedure using existing CPT codes. In October of 2010, the U.S. Centers for Medicare and Medicaid Services [CMS] made ICD-9-CM code 17.71 effective as a billable code for documenting all hospital charges associated with non-cardiac SPY procedures. ICD-9-CM code 88.59 was previously established and became effective as a billable code for cardiac procedures in October 2008. Novadaq expects that LifeCell will work closely with hospitals where SPY procedures are being performed in plastic reconstructive, GI and head and neck surgeries to collect data that will support the eventual establishment of facility reimbursement.

Novadaq completed the final milestone under the License and Development Agreement with Intuitive Surgical® for the components required to integrate SPY Imaging into the da Vinci® Surgical Robotic System in August 2010. The Company received a payment of $500,000 upon completion of the final milestone such that, total milestones payments of $5,000,000 have been received. Because the Company satisfied all of its development obligations by achieving the final milestone, the $5,000,000 of milestone payments received to date were recognized as revenue in Q3 2010, and the corresponding development costs that had been capitalized were expensed in the same quarter.

Since FDA 510(k) clearance for the integrated system was received in February 2011, the key priority related to the Intuitive partnership is to now supply both the critical hardware and disposable products that enable SPY imaging during robotic procedures and to support Intuitive in its sales and marketing efforts to commercially launch the product.

Market development clinical studies of Novadaq’s SPY Scope in minimally invasive surgeries are expected to continue throughout 2011 with a focus on gastrointestinal, gynecological and thoracic minimally invasive surgeries. Studies are being conducted at leading institutions in Massachusetts, New York, North Carolina and Missouri. To date, reports of the use of SPY Scope have been positive. Novadaq will continue to monitor clinical feedback and build a launch plan based upon clinical results and after the Company’s partners have succeeded in obtaining sufficient adoption of SPY technology.

Overview

Risks and Uncertainties

The results of operations, business prospects and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management of the Company. In addition to the factors discussed in this MD&A, readers are advised to review risk factors discussed by the Company in its Annual Information Form for the year ended December 31, 2010, for a complete discussion of the risks affecting the Company’s business.

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Successful Commercialization of the Company’s Products

The Company’s future success will depend in large part on its ability to market and sell the SPY, SPY Scope and CO2 Heart Laser Systems [the “Products”]. Successful commercialization of the Products will depend on a number of factors, including achieving widespread adoption of the Products among the targeted surgeons and hospitals, maintaining the Company’s relationships with its suppliers and partners, obtaining sufficient quantities of components for the Products, including ICG, the performance of Novadaq’s partnering sales organization, and the ability of the Company and its partners to successfully market the Products at projected selling prices. In addition, the Company’s success will depend on its ability to supply the key components of the integrated SPY and da Vinci Surgical Robotic System and the successful commercialization of that Product. There can be no assurance that the Company will be successful in these endeavors. Successful commercialization will also depend on whether any unanticipated adverse effects result from use of the Products, or unfavorable publicity develops in respect of the Products, as well as the emergence of new or existing products as competition for the Products, which are proven to be more clinically- or cost-effective.

Ability to Obtain Sufficient Funding

The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company has forecasted cash requirements for 2011 and funding from sources currently in place will permit the Company to meet its 2011 operating requirements. However, the Company in the long-term will require funding from outside sources to assist its planned requirements. The Company is therefore dependent on the willingness of investors or strategic partners to continue to invest in the Company or enter into strategic relationships to continue further development of the Company’s products. There is no assurance that the Company will secure additional funding sources or partnerships.

Dependence on Suppliers

The Company is dependent on its suppliers to manufacture the Products, including components such as the fluorescent agent [ICG] used with certain of the Products, in accordance with the FDA and other regulatory requirements. The Company does not control the manufacturing processes of its suppliers. If current manufacturing processes are modified, or the source or location of its product supply is changed, voluntarily or involuntarily, the FDA and other regulatory bodies will require the Company to demonstrate that the products produced from the modified or new process or facility are equivalent to the products previously cleared or approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements. In many cases, approval/clearance by regulatory authorities may be required prior to any changes being made, which may adversely affect the Company’s business.

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Foreign Exchange Fluctuations

The Company generates its sales in U.S. dollars and reports its operations in U.S. dollars, but a portion of the Company’s expenses are denominated in Canadian dollars. As such, the Company is exposed to fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar as a result of the translation into U.S. dollars of its expenses denominated in Canadian dollars.

Clinical Trials of the Products may be Unsuccessful and new Regulatory Approvals may not be obtained.

The first human clinical studies of the SPY Scope System in gastrointestinal and urological applications were commenced in October 2009. While the research to date has been promising, the results of such testing may not predict the results of larger clinical trials. Human trials of the SPY scope have not yet commenced.

Clinical trials for the open SPY System for gastrointestinal applications may fail to produce results satisfactory to the FDA or other regulatory authorities. Any such outcomes could adversely affect the Company’s ability to introduce new products and generate revenue in this market.

There is no assurance that the Company will receive additional regulatory approvals for the SPY System, such as the use of SPY for gastrointestinal or other surgery beyond Canada, which would limit the Company’s future sales and marketing opportunities in other markets.

Accounting Policies

Changes in accounting policies not yet adopted

The following accounting pronouncements have been released but have not yet been adopted by the Company:

International Financial Reporting Standards

In February 2008, the Accounting Standards Board announced the adoption of International Financial Reporting Standards [“IFRS”] for publicly accountable enterprises. The Company has made the decision to convert its basis of accounting to IFRS for the periods beginning January 1, 2011, preparing its first interim financial statements in accordance with IFRS for the three-month period ending March 31, 2011. As a result of the transition to reporting under IFRS, new CGAAP pronouncements, effective from 2011 onwards, will not have an impact on the consolidated financial statements.

Critical Accounting Policies and Estimates

Estimates are used in accounting for, among other items, revenues, inventory valuation, allowances for credit losses on receivables and future cash flows associated with intangible assets. The Company’s estimates are based on the facts and circumstances available at that time, historical experience, risk of loss, general economic conditions and trends and the Company’s assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of loss and deficit and comprehensive loss in the period that they are determined. Accounts receivable and bad debt

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allowance is reflective of our clients’ economic performance and access to funds. While most trade receivable customers comprise hospitals, clinics and institutions, deemed as minimal risk, the Company does have credit risk in agency type clients. Collectability could affect amortized cost. The Company utilizes undiscounted cash flows by product line to assist in measuring the fair value of the intangibles. A decrease in product revenue could affect the fair value of intangibles.

Revenue Recognition

The Company recognizes revenue when all of the following have occurred: persuasive evidence of an arrangement exists, product delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collectability is reasonably assured.

In certain markets, the Company retains ownership of medical devices placed at customer sites and charges a specified fee for clinical support, service and required consumables. Revenue is recorded for each procedure at the time the consumable supplies required to perform the procedure is shipped to customers. The Company enters into certain arrangements in which it commits to provide multiple elements to its customers in connection with its equipment sales. The Company recognizes revenue for these agreements with multiple arrangements in accordance with Emerging Issues Committee [“EIC”] Abstract No. 142, “Revenue Arrangements with Multiple Deliverables”. Revenue related to an individual element is deferred unless delivery of the element represents a separate earnings process and evidence of fair value exists. Total revenue for these arrangements is allocated among the elements based on the fair value of the individual elements, with the relative fair values determined based on objective evidence (generally based on sales of the individual element to other third parties). If separate earnings processes do not exist, or if evidence of fair value does not exist, total consideration is deferred and recognized ratably over the contractual period with the customer, which usually ranges from one to five years.

Equipment is generally sold with a limited one-year warranty. The Company provides for estimated future costs of repair in the period the equipment is sold. Additionally, the Company enters into extended warranty agreements with its customers and receives prepaid warranty fees. The Company records, deferred revenue for the prepaid warranty fees, and amortize these prepayments to revenue ratably over the term of the contractual period with the customer, which usually ranges from one to three years. The costs associated with these extended warranties are recognized over the contractual period of the warranty.

The Company enters into certain licensing and development agreements and supply agreements in which it commits to develop and supply designed products. In certain cases, the Company may combine the license and development agreement and supply agreement for accounting purposes due to their proximity of negotiation. The Company evaluates the multiple elements under the combined single arrangement in accordance with the provisions of EIC Abstract No. 142, Revenue Arrangements with Multiple Deliverables. In cases where the Company is unable to determine the stand-alone value of the delivered elements and obtain verifiable objective evidence to determine the fair value of the undelivered elements, the Company concludes there is a single unit of accounting. In certain agreements there are contingent events outside of the control of the Company that dictate whether the supply arrangement will materialize. In such agreements, the Company will determine that it can separate the performance obligations that occur over the development period from the performance obligations related to the supply period. When the Company can make this separation of performance obligations, all revenue and costs incurred during the development period are deferred until the last performance obligation has been met.

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In order to allocate revenue from multiple element revenue arrangements, it is necessary to estimate the fair value of each element. This involves estimates of average selling prices for classes of products, which involves judgment. It is necessary to ensure that all of the Company’s obligations related to a sale are fulfilled, other than obligations that are inconsequential or perfunctory.

Under the terms of the distribution agreement with PLC Medical Systems Inc. [“PLC”], the Company pays certain fees to PLC for the sale of equipment and services to its customers. The Company’s sales are recorded gross of such fees in accordance with EIC Abstract No. 123, “Reporting Revenue Gross as a Principal versus Net as an Agent,” as the Company is the primary obligor in the transaction. The fees are recorded to cost of sales during the period in which the sale occurred. On February 1, 2011, the Company executed an asset purchase agreement purchasing the TMR assets from PLC. See subsequent event note.

The Company enters into marketing and sales agreements with partners in dedicated markets, in which the partner contracts to sell capital devices, consumable products, rent devices, place devices. Revenue is recognized on sale of capital devices or consumable products to our partner, which are subject to true-up provisions. The true-up provisions provide the Company with additional revenue depending on sales revenue obtained by our partner within the terms of the agreements.

Intangible Assets

Patents, licensed patent rights and distribution rights acquired are recorded at cost and amortized on a straight line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights or distribution rights.

The Company tests intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. This evaluation is performed by comparing the carrying amounts of these assets to the related estimated undiscounted future cash flows. If the cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value. Some of the more significant estimates and assumptions inherent in this approach include the amount and timing of future cash flows. A change in these assumptions could produce a different fair value, which could have a material impact on the Company’s results.

Stock-based Compensation Plan

The Company from time to time issues stock options to employees, directors, senior officers and consultants. Options granted to employees are valued at the grant date using the Black-Scholes option pricing model. The value of the options is expensed over the vesting period. Options granted to non-employees are valued at the date at which the counterparty’s performance is complete and valued using the Black-Scholes option pricing model. The Company accrues compensation cost as if all instruments granted that are subject only to a service requirement are expected to vest. The effect of actual forfeitures and cancellations are recognized as they occur.

At the May 15, 2008 Annual and Special Meeting of the shareholders of the Company, an amendment to the Company’s stock option plan was approved, extending the term of all options from five to ten years. This extension was applied to all options unexpired as at March 24, 2008. The Board proposed this change in the

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belief that it was in the best interests of the Company in helping to attract and retain qualified directors, officers, employees and consultants. The accounting for these extensions resulted in a non-cash charge to income which was recorded commencing in the second quarter of 2008 for the options that had vested and a charge to income over the remaining vesting period of the relevant options that had not fully vested. As at December 31, 2010, the Company has recorded a total cost of $609,000 associated with the extension and the remaining value will be charged over the remaining vesting periods.

Investments

Available for sale investments are reported at fair values. Fair value is determined based on observable market quotes or valuation models using assessments of counterparty credit worthiness, credit default risk or underlying security and overall capital market liquidity. Declines in fair value that are considered other than temporary are charged to earnings and those that are considered temporary are reported as a component of accumulated other comprehensive income [“OCI”] in shareholder equity. A valuation model is used to support the fair value of our auction rate securities. We consider collateral values and delinquency data as reported in trustee reports and probabilities assigned to various liquidation scenarios. Factors which may impact the valuation models include changes in the credit ratings of the securities, rates of default of the underlying assets, the underlying collateral value, and overall market liquidity.

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Results of Operations

The following table sets forth information regarding Novadaq’s sales, income from operations and other information for the periods presented and should be read in conjunction with the audited financial statements for the year ended December 31, 2010 and related notes. All dollar amounts are expressed in U.S. dollars.

	Year ended December 31
	2010 $	2009 $	2008 $
Revenue

Product revenue	8,622,000	6,810,000	10,707,000
Milestone revenue	5,000,000	—	—
Service revenue	1,291,000	1,414,000	1,664,000
Total revenue	14,913,000	8,224,000	12,371,000
Cost of sales	6,576,000	4,609,000	6,162,000
Gross profit	8,337,000	3,615,000	6,209,000
	56%	44%	50%

Operating expenses

Sales and marketing	6,876,000	7,290,000	10,329,000
Research and development	4,816,000	3,799,000	5,643,000
General and administration	3,426,000	3,459,000	5,663,000
Depreciation	237,000	398,000	361,000
Amortization	882,000	1,196,000	1,233,000
Write-down of inventory	427,000	425,000	—
Write-down of intangible	4,829,000	1,328,000	—
Loss (gain) on foreign exchange	12,000	125,000	61,000
Subtotal operating expenses	21,505,000	18,020,000	23,290,000
Loss before the following	(13,168,000)	(14,405,000)	(17,081,000)
Interest Expense	(279,000)	(254,000)	—
Imputed interest expense	(364,000)	(280,000)	—
Other Income	—	—	—
Write-down of investment	(125,000)	—	5,000
Interest income	16,000	11,000	277,000
Income tax expense	—	(61,000)	—
Net loss for the period	(13,920,000)	(14,989,000)	(16,799,000)
Basic and fully diluted loss per share	(0.51)	(0.61)	(0.68)

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Balance Sheet Data

	As at December 31
	2010 $	2009 $	2008 $

Cash and cash equivalents	5,597,000	2,525,000	3,992,000
Short-term investments	—	—	—
Working capital	4,213,000	(20,000)	5,429,000
Total Assets	12,320,000	16,725,000	22,706,000
Total Liabilities	11,831,000	10,780,000	4,393,000
Shareholders’ equity	489,000	5,945,000	18,313,000

Operating Results

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue

	Year ended December 31
	2010 $	2009 $	2008 $
SPY sales revenue	5,828,000	3,881,000	4,983,000
Milestone revenue	5,000,000	—	—
TMR sale revenue	2,794,000	2,929,000	5,724,000
Service revenue	1,291,000	1,414,000	1,664,000

Total Revenue	14,913,000	8,224,000	12,371,000

Total revenue increased by $6,689,000 to $14,913,000 in 2010 from $8,224,000 in 2009. The increase includes a $6,947,000 increase in SPY products due to milestone license and development contract and engineering services, totaling $5,400,000, an increase in SPY capital sales of $452,000 and an increase in SPY recurring revenue of $1,095,000. TMR products and TMR service sales decreased by $258,000 due to lower recurring revenue and service work performed.

Gross profit as a percentage of sales of 56% in 2010 increased from 44% in 2009. The increase of $4,722,000 in profits related mainly to the license and development contract together with the increase in both SPY capital and SPY recurring sales, totaling $4,651,000. TMR products and services, although down in volume, increased gross profits by $71,000.

Sales and marketing expenses of $6,876,000 decreased $414,000 in 2010 from $7,290,000 in 2009. The decrease relates primarily to the transitioning of sales staff to LifeCell and a further reduction of sales staff and expenses.

Research and development expenses increased to $4,816,000 in 2010 from $3,799,000 in 2009, an increase of $1,017,000. While patent legal costs and SPY registry expenses decreased by $230,000, SPY 3000 product

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development costs for both hardware and software increased to support the sales and marketing agreement with LifeCell. In the final three months of 2010, incremental salaries and associated costs of approximately $120,000 related to start-up of manufacturing operations as the Company was recruiting and training staff. In future years these costs will be absorbed by either inventory or cost of sales.

General and administration expenses of $3,426,000 in 2010 decreased $33,000 from $3,459,000 in 2009. While total costs were similar to last year, legal fees increased by $650,000 due to the sales and marketing agreement, the equity placement and the PLC asset purchase agreement. Offsetting were expense reductions in Toronto rent, insurance premiums and bad debt expenses.

Depreciation expense of $237,000 decreased by $161,000 from $398,000 in 2009 as sales and marketing computer equipment was fully depreciated. Amortization expense decreased by $314,000 to $882,000 in 2010 from $1,196,000 in 2009 as the write-off for the OPTTX and TMR distribution rights reduced amortization expense.

Write-down of inventory, in the amount of $427,000 in 2010 was due to slow-moving CO2 Heart Laser inventory as compared to $425,000 of inventory write-down in 2009, due to excess PinPoint inventory and obsolete SPY 2000 raw material.

Interest expense of $279,000 and imputed interest expense of $364,000 for 2010 exceeded interest expense of $254,000 and imputed interest of $280,000 for 2009. The current year’s expense represents a full year as compared to 10.5 months expense in 2009. Other interest expense increase of $7,000 related to the Industrial Research and Assistance Program. The $364,000 imputed interest is a non-cash expense resulting from the accounting treatment for a portion of the convertible debenture proceeds being recorded as contributed surplus.

As at December 31, 2010, the Company had $175,000 of principal invested in Auction Rated Securities [“ARS”] with no fair value. In April 2010, the brokerage firm administering the Company’s investment reported a decrease in the value of this investment based on a market devaluation of this ARS by reputable financial rating firms. In recognition of this market devaluation, the Company wrote down the $125,000 fair value to nil in the first quarter of 2010.

Interest income of $16,000 exceeded interest income of $11,000 in 2009 due to higher cash and cash equivalent balances and slightly higher interest rates.

Non-cash write-down of the Company’s distribution rights occurred in the third quarter of 2010 when the Company became aware of further deterioration of PLC’s financial position. In evaluating this impairment indicator, the Company recognized a non-cash write-down in September 2010 on its intangible assets, in the amount of $4,829,000 and the remaining value of $262,000 to be amortized by December 2010. In 2009, the Company incurred intangible write-downs of $1,328,000 as commercial development of the OPTTX became fiscally prohibitive.

Net loss of $13,920,000 decreased by $1,069,000 compared to a net loss of $14,989,000 in 2009. The decrease in loss resulted from an increase in gross profits of $4,722,000, slightly higher interest income of $5,000, lower sales and marketing expenses of $414,000, lower general and administration expenses of $33,000, lower depreciation and amortization expenses of $475,000, lower foreign exchange expense of

14

$113,000, lower taxes of $61,000. Offsetting increases included research and development expenses of $1,017,000 from SPY 3000 development and manufacturing start-up, lower non-cash write-down of intangibles $3,501,000, higher interest expenses of $25,000, higher non-cash interest expenses of $84,000 and non-cash investment write-down of $125,000, higher non cash inventory write-offs $2,000.

Summary of Quarterly Results

[Unaudited]

	Q1 2009 $000’s	Q2 2009 $000’s	Q3 2009 $000’s	Q4 2009 $000’s	Q1 2010 $000’s	Q2 2010 $000’s	Q3 2010 $000’s	Q4 2010 $000’s
Revenue
SPY sales revenue	1,658	721	670	831	1,437	1,664	1,563	1,164
Milestone revenue	—	—	—	—	—	—	5,000	—
TMR sales revenue	990	630	663	645	620	675	652	847
Service Revenue	365	348	390	312	362	308	355	266

Total Revenue	3,014	1,699	1,723	1,788	2,419	2,647	7,570	2,277
Cost of sales	1,360	1,117	1,079	1,054	1,318	1,319	2,688	1,251

Gross profit	1,654	582	644	734	1,101	1,328	4,882	1,026
Gross profit percentage	55%	34%	37%	41%	46%	50%	65%	45%
Operating expenses
Sales and marketing	1,818	1,837	1,752	1,883	1,782	1,954	1,799	1,341
Research and development	967	839	965	1,027	851	1,175	1,370	1,420
General and administration	842	722	869	1,027	622	818	1,109	877
Depreciation	96	102	104	96	77	67	53	40
Amortization	308	309	308	272	199	199	154	330
Impairment of inventory	—	—	266	159	—	427	—	—
Impairment of intangible asset	—	—	—	1,328	—	—	4,829	—
Loss (gain) on F/X	30	(9)	86	18	(19)	59	(27)	(1)

	4,061	3,800	4,350	5,810	3,513	4,699	9,287	(4,007)

Loss before the following	(2,407)	(3,218)	(3,706)	(5,076)	(2,411)	(3,371)	(4,405)	(2,981)
Interest expense	(31)	(64)	(67)	(92)	(68)	(70)	(69)	(72)
Imputed interest expense	(36)	(80)	(82)	(82)	(87)	(90)	(92)	(95)
Impairment of long-term investment	—	—	—	—	(125)	—	—	—
Interest income	3	3	3	3	1	6	4	5

Net loss for the period before tax provision	(2,471)	(3,359)	(3,852)	(5,247)	(2,690)	(3,525)	(4,562)	(3,143)

Income tax provision	—	—	—	(61)	—	—	—	—

Net loss for the period after tax provision	(2,471)	(3,359)	(3,852)	(5,308)	(2,690)	(3,525)	(4,562)	(3,143)

Loss per share	(0.10)	(0.14)	(0.16)	(0.22)	(0.10)	(0.13)	(0.17)	(0.11)

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Quarter Ended December 31, 2010 (Q4-2010) compared to Quarter Ended December 31, 2009 (Q4-2009)

Revenue increased to $2,277,000, an increase of $489,000 (27%) from Q4-2009. SPY sales of $1,164,000 increased 40% and TMR sales of $847,000 increased 31% from Q4-2009. Both Spy and TMR increases were due to capital equipment and recurring product sales for each product line. Service revenue of $266,000 for Q4-2010 was lower than Q4-2009 by $46,000 due to less repair and maintenance service work sold. In comparison to Q3-2010, sales decreased by $5,293,000 as previous quarter included $5,000,000 of completed contract revenue recognized from the Intuitive license and development contract, a decrease of $89,000 from lower service sales, lower SPY revenue of $399,000 due to lower capital sales and the LifeCell revenue sharing formula. TMR sales exceeded the previous quarter by $195,000 due to capital sales and slightly higher recurring sales.

Gross profit of $1,026,000 increased from $734,000 in Q4-2009. Increased gross profits were due to volume and profitability increases for both SPY and TMR capital equipment and recurring product sales. Service profitability also increased albeit on lower sales volume. Gross profit in Q4-2010 is $3,856,000 lower than Q3-2010 due to the license and development revenue recognition and lower capital SPY sales and the LifeCell revenue sharing formula.

Sales and marketing expenses decreased by $542,000 (29%) to $1,341,000 in Q4-2010 from $1,883,000 in Q4-2009. The expense reduction resulted from various sales staff being transitioned to LifeCell and a further reduction of sales staff and expenses by the Company due to the LifeCell agreement. The decrease of $458,000 from Q3-2010 was also due to the lower salaries and expenses from transition of sales people.

Research and development expenses in Q4-2010 were $1,420,000, an increase of $393,000 from Q4-2009. Increased product development costs and manufacturing start-up costs of $527,000 for SPY 3000 were offset by lower SPY registry expenses of $21,000 due to the completion of this service and lower IRAP costs of $113,000 as the loan costs have been fully amortized. In Q4-2010, incremental salaries of approximately $120,000 relate to start-up of manufacturing operations as the Company was recruiting and training staff. In future periods these costs will be absorbed by either inventory or cost of sales. In comparison to Q3-2010, expenses increased by $50,000 due to increased SPY 3000 product development costs and manufacturing start-up costs offset by lower IRAP costs.

General and administration expenses of $877,000 decreased by $150,000 from Q4-2009. Significant reductions in costs of $474,000, including salaries, benefits, rent, bad debts and insurance were offset by higher legal costs of $324,000 associated with the LifeCell agreement and PLC asset purchase agreement. General and administration expenses decreased by $232,000 from Q3-2010 due to lower expenses in bad debt allowances of $78,000, lower taxes of $43,000 and lower salaries and incentives of $209,000. Various other expenses, including legal, increased by $98,000.

Depreciation expenses of $40,000 decreased from $96,000 in Q4-2009 and also decreased from $53,000 in Q3-2010 due to assets being fully depreciated. Amortization costs of $330,000 increased from costs of $272,000 in Q4-2009 and also increased from amortization costs in Q3-2009 due to PLC remaining distributions rights being fully amortized.

Inventory write-down for Q4-2010 was nil in comparison to Q4-2009 write-down of $159,000 for SPY 2000 obsolete raw material inventory.

16

In Q4-2010, there was no intangible write-down. In Q4-2009, the intangible value of $1,328,000 for OPTTX was written off, as further clinical testing costs are fiscally prohibitive for the commercialization of the OPTTX products. In Q3-2010 an impairment of PLC distributions rights was recognized resulting in the write-down of $4,829,000.

Interest expense and imputed interest expense of $167,000 in Q4-2010 is comparable to Q4-2009 and Q3-2010.

Interest income of $4,000 is comparable to Q4-2009 and Q3-2010.

Net loss decreased to $3,143,000 from $5,308,000 in Q4-2009 from $4,562,000 in Q3 of 2010. The decrease in loss of $2,165,000 from Q4-2009 was due to higher gross profits of $292,000 due to volume and profitability, no OPTTX intangible write-offs as compared to Q4-2009 of $1,328,000, lower slow-moving inventory write-offs of $159,000, lower operating costs of $317,000 and lower taxes and interest of $69,000. In comparison to Q3-2010, net loss decreased by $1,419,000 due to lower intangible distribution write-offs of $4,829,000 and lower operating costs of $452,000; however, lower gross profits of $3,856,000 relating to the license and development agreement and LifeCell revenue sharing formula offset these gains along with a $6,000 increase in interest costs.

Liquidity and Capital Resources

Novadaq’s principal capital needs are for funds to support scientific research and development activities, including device design and development and clinical trials, and funds to support sales and marketing activities, capital expenditures and working capital. Since inception, Novadaq has financed its cash requirements primarily through the issuances of securities, investment tax credits and government funding and interest income. The Company has a history of continuing losses and has an accumulated deficit. Revenues will need to continue to increase over a sustained period. The Company will also require funding from outside sources which may include working capital financing, funds from strategic alliances or equity placements to realize its plans. However, there can be no assurance that Novadaq will be successful in securing its financing on terms favorable to the Company or at all.

In 2010, the Company raised funds from the sources listed below.

Private Placement

In February 2010, the Company raised gross proceeds of CDN $7,409,568 [U.S. $7,121,337] from a private placement in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one fifth of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00 each. Broker cashless warrants of 128,066 were also issued as part of broker compensation which are exercisable for one common share at CDN $2.82 over a three-year term. Cash transaction costs of $511,180 resulted in net cash proceeds of $6,610,157.

LifeCell Sales and Marketing Agreement

On September 1, 2010, the Company entered into a five-year agreement with LifeCell, providing exclusive rights to market and distribute SPY Imaging technology in the fields of plastic reconstructive, gastrointestinal

17

and head and neck surgery in North America. Under the terms of the agreement, Novadaq received $5,000,000, including $1,000,000 from LifeCell’s parent company, Kinetics Concepts Inc. [“KCI”], for which KCI received 281,653 shares of Novadaq’s common stock at a price of CDN $3.75 per share. LifeCell and Novadaq will share ongoing revenues from SPY Imaging technology and disposable products required to perform the SPY Imaging procedure. Pursuant to the agreement, LifeCell has also been granted limited first rights to negotiate marketing and sales distribution for Europe.

Intuitive Agreements

On January 13, 2009, the Company entered into two agreements with Intuitive Surgical Inc. [“Intuitive”]; a License and Development Agreement and a Supply Agreement. Under the License and Development Agreement, the Company and Intuitive integrated the Company’s SPY Imaging technology into Intuitive’s surgical robotic systems. The Company received an initial $2,000,000 license payment upon execution of the agreement and received additional amounts totaling $3,000,000 based on reaching certain predefined development milestones. In August 2010, the Company received the final milestone payment representing final design review and acceptance. The total receipt of $5,000,000 has been recorded as revenue with associated costs recorded in cost of sales in the current quarter.

Additionally, the Company will receive royalty payments for each surgical robotic system sold which incorporates the Company’s SPY imaging technology [the “Integrated Product”]. The royalty period commences on the date of the first commercial sale of the Integrated Product and is renewable subject to certain terms and conditions. As of December 31, 2010, the Company has not earned any royalty through the sales of the Integrated Product, as commercial sales have not commenced.

Under the Supply Agreement, the Company is appointed as the exclusive long-term supplier for key components of the Integrated Product and for the imaging agent used with the Integrated Product. Supply is anticipated to commence in Q2-2011 as Intuitive has received FDA approval in February 2011 and proceeding to commercialization.

Subsequent Event—Private Placement

On March 24, 2011, the Company closed the previously announced private placement of 4,731,864 units at a price of CDN $3.17 per unit for approximately CDN $15,000,000 before estimated transaction costs of CDN $1,000,000. Each unit consists of one common share and 0.45 of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18.

Liquidity and Resources

As at December 31, 2010, the Company had cash and cash equivalents of $5,597,000 to support its 2011 cash requirements. Based on available funds of $5,597,000 as at December 31, 2010, the sales and margins the Company anticipates to generate from operations in 2010 and the recent private placement funds of approximately CDN$15,000,000, the Company expects to have adequate resources to meet its 2011 forecasted cash requirements. In meeting the daily cash requirements, the Company invests its cash and cash equivalents in marketable securities comprising of promissory notes, bankers acceptance and term deposits at one bank in the United States and two chartered banks in Canada and both federal and provincial governments in Canada. These cash equivalents are convertible to cash on short notice.

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Long-term financial commitments related liquidity and resources are:

	0-1 year $	2-5 years $	After 5 years $
Long-term debt convertible debentures	—	5,303,000	—
Operating lease	205,000	788,000	—
Cash interest	265,000	565,000	—
Total contractual obligations	470,000	6,656,000	—

The long-term operating lease commitments are for premises located in Mississauga, ON, Taunton, MA and Richmond, BC. The long-term convertible debentures require cash interest payment or PIK interest payable semi-annually. Payment provision for these leases and interest expenses are part of our 2011 forecasted cash requirements. The long-term convertible debt repayment is subject to the terms of the indenture agreement and payment for this amount is expected to be fully satisfied within the terms of the agreement. There is no current year requirement for repayment of this debt.

Commitments under Royalty and License Agreements

Under international rights license agreements, the Company acquired the worldwide rights to US patents numbered 5,279,298 and 5,394,199, and all corresponding foreign patent applications. The patents are titled respectively, “Method and Apparatus to Identify and Treat Neovascular Membranes in the Eye” and “Method and Apparatus for Improved Visualization of Choroidal Blood Flow and Aberrant Structures in the Eye Using Fluorescent Dye Angiography”. As at December 31, 2010, the Company has paid total consideration under the licenses of $4,450,000. Any future license obligations were eliminated when the licenses were amended on March 29, 2006. Under the licenses, the Company is also required to pay running royalties on the sales of products and services equal to 2.5% of sales. In January 2009, the Company signed an amendment requiring the Company to pay a royalty on sales of products and services, utilizing JH Technology, equal to 2.5% of gross sales revenue reduced by an annual minimum royalty payment of $25,000, a decrease from the previous annual minimum royalty payment of $50,000.

Financial Instruments and Other Instruments

The Company’s financial instruments are comprised of the following as at December 31, 2010: cash and cash equivalents of $5,597,000; net accounts receivable $1,435,000; payables of $3,441,000; and, convertible loan debentures of $3,892,000. Throughout the year, the Company invested its cash and cash equivalents in short-term investments carried at fair value established through public quotations in short-term market trading. The net accounts receivable of $1,435,000 are net of a bad debt reserve of $589,000. The net receivables, 68% based in the United States, are subject to minimal credit risk based on the nature of our clients. The receivables are being carried at amortized cost. Accounts payable of $3,441,000, carried at amortized cost, is comprised of short-term obligations owing to suppliers relative to the Company’s operations. The convertible loan debentures have a principal value of $5,150,000 and PIK debentures of $153,000.

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Off-Balance Sheet Arrangements

The Company has received contributions of CDN$985,000 from the National Research Council of Canada’s [“NRC”] Industrial Research Assistance Program [“IRAP”]. This assistance is conditionally repayable commencing in 2004. For each of the two qualifying projects, the Company is obligated to pay NRC 1% of its gross revenue until full repayment of contributions, or March 2015. Interest of 12.68% is payable on overdue amounts. Repayments to date are $480,000 and $505,000 is currently accrued in accounts payable and accrued liabilities.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 32,631,899 common shares, 2,336,668 stock options, $5,303,000 of convertible loan debentures upon exercising represent approximately 2,835,829 shares, 2,739,177 warrants and 128,066 broker warrants. Both common shareholder warrants and broker warrants are exercisable into one share.

Additional information concerning the Company is available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared and in accordance with rules of the Securities Act (Ontario) and the Canadian Securities Administrators [“CSA”] as at December 31, 2010. Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in the rules of the Securities Act (Ontario) and the Canadian Securities Administrators [“CSA”] as at December 31, 2010 and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under Securities Act (Ontario) and Canadian Securities laws is (i) recorded, processed, summarized and reported within the time periods specified in Securities Act (Ontario) rules and forms and Canadian Securities laws and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer.

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Internal Control over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, rules of the Securities Act (Ontario) and the Canadian Securities Administrators [“CSA”] as at December 31, 2010.

The Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, has performed control self assessments as of December 31, 2010 to evaluate the effectiveness of the Company’s internal control reporting.

As at December 31, 2010, the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in the Company’s internal control over financial reporting that have been identified by management.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonable likely to affect, the Company’s internal control over financial reporting.

International Financial Reporting Standards

In February 2008, Canadian Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converted into IFRS, as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company completed a diagnostics analysis in the fourth quarter 2010 which identified key areas for review under IFRS in comparison to CGAAP. The Company is currently in the solution development and implementation phase of converting to IFRS which includes the selection of accounting policies and quantification of accounting differences impacting our consolidated financial statements. The project plan is on schedule. Set out below are currently identified areas of accounting differences where changes in accounting policies in conversion to IFRS will impact the Company’s consolidated financial statements; additional accounting differences might be identified upon the completion of the conversion to IFRS.

Share Based Payments (IFRS 2)

Under Canadian GAAP, the Company recognizes the fair value of stock option awards, determined at the time of the grant, on a straight-line basis over the three-year vesting period. Under IFRS, the fair value of each tranche of the award is considered a separate grant with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period. Accordingly, this will result in the expense for each grant being recognized at an accelerated rate under

21

IFRS in comparison to Canadian GAAP. Under CGAAP, the Company recorded forfeitures on an actual basis; however, IFRS requires forfeiture estimates be established at the time of the initial fair value assessment of share-based payments. The Company is completing the final analysis of the share based payments under IFRS and expects to make an adjustment to the retained earnings in the January 1, 2010 IFRS opening balance sheet to recognize both the accelerated expense and estimated forfeiture rate.

Accounting for Government Grants and Disclosure of Government Assistance (IAS 20)

During 2004 and 2005, Novadaq has received contributions for two projects totaling C$985,000, from the National Research Council of Canada [NRC] Industrial Research Assistance Program. For each project, the Company was obligated to repay the NRC 1% of its gross revenue. At the IFRS transition date, the Company had repaid a total of C$420,000 and included for IFRS purposes C$565,000 in its long term financial liabilities.

Novadaq is currently repaying the contribution and as at December 31, 2009, the Company had paid or accrued the full amount of government assistance as a result of continuing sales of the products. At the IFRS transition date, forecasted sales of the products supported expectations that the Company would be able to sell sufficient product and be obligated to repay the full amount of the government forgivable loan. Under Canadian GAAP, this contribution reduced our expenses upon receipt, and all subsequent repayments were recognized as a research and development expense. Under IFRS, a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan; until this reasonable assurance the loan has to be recorded as a liability.

Therefore, the NRC contribution should be treated as of transition to IFRS as a loan for the remaining balance and the previously recognized contribution should be excluded from IFRS opening retained earnings. The January 1, 2010 IFRS opening balance sheet will reflect the unpaid amount of C$565,000 as a loan and the retained earnings will be adjusted to exclude the previously contribution of C$420,000. All future payments will reduce the outstanding loan balance.

Revenue Recognition (IAS 18)

On January 13, 2009, the Company entered into a License and Development agreement with Intuitive. Under the agreement, the Company and Intuitive integrated the Company’s SPY imaging technology into Intuitive’s surgical robotic products. Under Canadian GAAP, the Company used the completed contract method of accounting for the Intuitive contract revenues, because the outcome of the development contract could not be estimated reliably. Using the completed contract method under Canadian GAAP all costs and cash receipts were deferred for their recognition in the profit and loss statement of the Company until a point in time in 2010 when the imaging products were delivered to Intuitive. Under IFRS due to the unreliable outcome of the development contract the cost recovery method was used, under which contract costs and an equal amount of revenue was recognized as of the transition date to IFRS. The January 1, 2010 IFRS opening balance sheet retained earnings are not impacted by the change from the completed contract to the cost recovery method, but accounts receivable will increase by an amount in the range between $700,000 and $1,200,000, whereas the inventory balance will decrease by the same amount.

22

Financial Instruments (IAS 32 and IAS 39)

In connection with the private placement of capital in February 2010 the Company issued warrants to the new shareholders and to brokers, which have a strike price denominated in Canadian dollars. The Company has identified the U.S. dollar as its functional currency under Canadian GAAP and IFRS. Under Canadian GAAP, the Company recognized its outstanding warrants as part of shareholders’ equity. Under IFRS, such warrants denominated in a different currency than its functional currency should be classified as a held for trading liability and therefore has to be measured at their fair value, due to the variability in the warrant exercise mechanism resulting from the foreign currency fluctuations. While this accounting difference did not result in an adjustment upon the IFRS transition date January 1, 2010, fair value re-measurement changes might be significant from period to period impacting the company’s results and shareholders’ equity, after the Company starts to report under IFRS. The Company is currently in the process of quantifying the impact on the 2010 IFRS financial statements.

Subsequent Events

PLC Asset Purchase Agreement

On February 1, 2011, Novadaq acquired substantially all of PLC’s assets in the TMR business including manufacturing rights, product inventories, equipment, intellectual property, regulatory approvals, clinical data, and all documentation related to TMR, for U.S. $1 million cash and the assumption of PLC’s obligation under service contracts. Additionally, the company hired three employees to continue service operations.

Private equity issue

On March 24, 2011, the Company closed the previously announced private placement of 4,731,864 units at a price of CDN $3.17 per unit for approximately CDN $15,000,000 before estimated transaction costs of CDN $1,000,000. Each unit consists of one common share and 0.45 of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18.

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Consolidated Financial Statements

Novadaq Technologies Inc.

December 31, 2010

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Novadaq Technologies Inc.

We have audited the accompanying consolidated financial statements of Novadaq Technologies Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of loss and comprehensive loss and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Novadaq Technologies Inc. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP
Toronto, Canada,	Chartered Accountants
March 24, 2011.	Licensed Public Accountants

Novadaq Technologies Inc.

CONSOLIDATED BALANCE SHEETS

[expressed in U.S. dollars]

As at December 31

	2010 $	2009 $
ASSETS
Current
Cash and cash equivalents	5,597,407	2,524,958
Accounts receivable [note 16]	1,434,964	1,398,593
Current portion of prepaid expenses and other receivables	1,193,423	2,003,681
Inventory [note 3]	778,984	1,017,268

Total current assets	9,004,778	6,944,500

Long-term investments [note 16]	—	150,000
Property and equipment, net [note 4]	1,202,468	1,762,554
Prepaid expenses and other receivables	144,456	189,148
Deferred development costs [note 5]	405,195	405,195
Intangible assets, net [note 5]	1,563,288	7,273,564

	12,320,185	16,724,961

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	3,441,174	3,254,575
Current portion of deferred warranty revenue	549,865	710,365
Current portion of deferred sales and marketing revenue [note 6]	800,000	—
Current portion of deferred license and development revenue [note 7]	—	3,000,000

Total current liabilities	4,791,039	6,964,940

Long-term debt [note 8]	3,891,753	3,527,700
Income taxes payable [note 11]	24,066	48,979
Deferred warranty revenue	190,609	238,158
Deferred sales and marketing revenue [note 6]	2,933,333	—

Total liabilities	11,830,800	10,779,777

Commitments and contingencies [note 10]

Shareholders’ equity
Share capital [note 9[a]]	87,947,441	81,188,324
Contributed surplus [note 9[b]]	7,670,358	6,882,280
Warrants [note 9[c]]	916,560	—
Deficit	(96,044,974)	(82,125,420)

Total shareholders’ equity	489,385	5,945,184

	12,320,185	16,724,961

See accompanying notes

On behalf of the Board:

/s/ Anthony Griffiths	/s/ Aaron Davidson
Director	Director

Novadaq Consolidated Financial Statements

March 24, 2011

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND

COMPREHENSIVE LOSS

[expressed in U.S. dollars]

Years ended December 31

	2010 $	2009 $

REVENUE
Product sales	8,621,940	6,810,442
Milestone revenue	5,000,000	—
Service revenue	1,290,644	1,414,213

Total revenue	14,912,584	8,224,655
Cost of sales [notes 3 and 4]	6,575,350	4,609,652

Gross profit	8,337,234	3,615,003

OPERATING EXPENSES
Sales and marketing	6,876,290	7,289,674
Research and development [note 4]	4,815,727	3,799,145
General and administration	3,426,885	3,459,424
Depreciation	237,381	398,493
Amortization	881,671	1,196,434
Write-down of inventory [note 3]	426,600	424,950
Write-down of intangible assets [notes 5 and 10[a]]	4,828,605	1,327,774
Loss on foreign exchange	11,628	124,626

Total operating expenses	21,504,787	18,020,520

Loss before the following	(13,167,553)	(14,405,517)
Interest expense [notes 8 and 16]	(643,100)	(534,264)
Impairment of long-term investments [note 16]	(125,000)	—
Interest income [note 16]	16,099	11,676

Loss before income taxes	(13,919,554)	(14,928,105)
Income tax expense [note 11]	—	(61,226)

Net loss and comprehensive loss for the year	(13,919,554)	(14,989,331)

Deficit, beginning of year	(82,125,420)	(67,136,089)

Deficit, end of year	(96,044,974)	(82,125,420)

Basic and diluted loss per share [note 13]	($0.51)	($0.61)

See accompanying notes

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[expressed in U.S. dollars]

Years ended December 31

	2010 $	2009 $

OPERATING ACTIVITIES
Net loss for the year	(13,919,554)	(14,989,331)
Add (deduct) items not involving cash
Depreciation and amortization [notes 4 and 5]	1,766,541	2,235,715
Write-down of inventory [note 3]	426,600	424,950
Write-down of intangible assets [note 5]	4,828,605	1,327,774
Leasehold improvement write-down	—	66,605
Non-cash interest expense [note 8]	—	153,478
Imputed interest expense [notes 8 and 16]	364,053	280,208
Impairment of long-term investments [note 16]	125,000	—
Stock-based compensation [note 9[d]]	813,633	648,594

	(5,595,122)	(9,852,007)
Net change in deferred revenue and deferred charges [note 12]	1,649,279	1,974,528
Net change in non-cash working capital balances related to operations [note 12]	(438,883)	1,618,248

Cash used in operating activities	(4,384,726)	(6,259,231)

FINANCING ACTIVITIES
Issuance of convertible debentures, net of transaction costs [note 8]	—	5,062,409
Issuance of common shares and warrants, net of transaction cost [note 9[a]]	7,610,157	—
Issuance of common shares, net [note 9[d]]	39,964	4,989

Cash provided by financing activities	7,650,121	5,067,398

INVESTING ACTIVITIES
Purchase of property and equipment, net	(324,784)	(282,478)
Redemption of long-term investments [note 16]	25,000	50,000

Cash used in investing activities	(299,784)	(232,478)

Foreign exchange gain (loss) on cash held in foreign currency	106,838	(42,564)

Net increase (decrease) in cash and cash equivalents	3,072,449	(1,466,875)
Cash and cash equivalents, beginning of year	2,524,958	3,991,833

Cash and cash equivalents, end of year	5,597,407	2,524,958

See accompanying notes

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

1. DESCRIPTION OF BUSINESS

Novadaq Technologies Inc. [the “Company”] was incorporated under the Canada Business Corporations Act on April 14, 2000. Novadaq Corp. was incorporated in the State of Delaware in June 2005 as a wholly-owned subsidiary of the Company. The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany transactions and balances have been eliminated. The Company develops and commercializes medical imaging and therapeutic devices for use in the operating room. The Company’s proprietary imaging platform can be used to visualize blood vessels, nerves and the lymphatic system during surgical procedures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“CGAAP”] consistently applied within the framework of the significant accounting policies summarized below:

Revenue recognition

The Company recognizes revenue when all of the following have occurred: persuasive evidence of an arrangement exists, product delivery has occurred or services have been rendered, the Company’s price to the customer is fixed or determinable, and collectability is reasonably assured.

In certain markets, the Company retains ownership of medical devices placed at customer sites and charges a specified fee for each medical procedure performed. Revenue is recorded for each procedure at the time the consumable supplies required to perform the procedure are shipped to customers.

The Company enters into certain arrangements in which it commits to provide multiple elements to its customers in connection with its equipment sales. The Company recognizes revenue for these agreements with multiple arrangements in accordance with Emerging Issues Committee [“EIC”] Abstract No. 142, Revenue Arrangements with Multiple Deliverables. Revenue related to an individual element is deferred unless delivery of the element represents a separate earnings process and evidence of fair value exists. Total revenue for these arrangements is allocated among the elements based on the fair value of the individual elements, with the relative fair values determined based on objective evidence [generally based on sales of the individual element to other third parties]. If separate earnings processes do not exist, or if evidence of fair value does not exist, total consideration is deferred and recognized ratably over the contractual period with the customer, which usually ranges from one to five years.

The Company enters into certain licensing and development agreements and supply agreements in which it commits to develop and supply designed products. In certain cases, the Company may combine the license and development agreement and supply agreement for accounting purposes due to their proximity of negotiation. In cases where the

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

Company is unable to determine the stand-alone value of the delivered elements and obtain verifiable objective evidence to determine the fair value of the undelivered elements, the Company concludes there is a single unit of accounting. In certain agreements there are contingent events outside of the control of the Company that dictate whether the supply arrangement will materialize. In such agreements the Company will determine that it can separate the performance obligations that occur over the development period from the performance obligations related to the supply period. When the Company can make this separation of performance obligations, all revenue and costs incurred during the development period are deferred, until the last performance obligation has been met.

The Company enters into marketing and sales agreements with partners in dedicated markets, in which the partner contracts to sell capital devices, consumable products, rent devices, place devices. Revenue is recognized on sale of capital devices or consumable products, which are subject to true-up provisions. The true-up provisions provide the Company with additional revenue depending on sales revenue obtained by our partner within the terms of the agreements.

Under the terms of the distribution agreement with PLC Medical Systems Inc. [“PLC”], the Company pays certain fees to PLC for the sale of equipment and services to its customers. The Company’s sales are recorded gross of such fees in accordance with EIC Abstract No. 123, Reporting Revenue Gross as a Principal versus Net as an Agent, as the Company is the primary obligor in the transaction. The fees are recorded to cost of sales during the period in which the sale occurred.

Cash and cash equivalents

Cash and cash equivalents comprise highly liquid investments that are readily convertible to cash with maturities of less than 90 days at the time of purchase.

Allowance for doubtful accounts

The Company maintains bad debt reserves based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. The Company records a specific reserve for individual accounts when it becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to a customer change, the Company further adjusts estimates of the recoverability of receivables.

Inventory

Inventory is valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined on a first-in, first-out basis.

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

Long-term investments

Long-term investments consist of Auction Rate Securities [“ARS”], asset-backed securities with terms to maturity greater than one year. Such investments are limited to those securities carrying an investment-grade credit rating. Fair value is determined based on Trustee Reports for the respective securities including models that consider the expected cash flow streams, collateral values, defaulted securities and further adjustments for purposes of collateralization tests. Declines in fair value that are considered other than temporary are charged to income and those that are considered temporary are reported as a component of accumulated other comprehensive income [AOCI] in shareholders’ equity.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over their estimated useful lives as follows:

Furniture and fixtures	3 years
Computer equipment	2 years
Medical devices	3 to 5 years
Leasehold improvements	Over the term of the lease

The depreciation of medical devices used to earn revenue on a per procedure basis commences upon placement of the device into productive service.

Intangible assets

The Company owns intangible assets consisting of patents, licensed patent rights and distribution rights. Intangible assets acquired are recorded at cost and amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights or distribution rights.

Impairment of long-lived assets

The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of these finite-life assets may not be recoverable. This evaluation is performed by comparing the carrying amounts of these assets to the related estimated undiscounted future cash flows. If these cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows.

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

Deferred transaction costs

The Company defers direct costs associated with equity financing and acquisition activities. These costs are netted against proceeds of financing activities, added to the cost of significant acquired assets, or expensed in full as of the date the transactions are abandoned.

Foreign currency translation

The Company’s functional currency is the United States dollar [“U.S. dollar”]. Monetary assets and liabilities denominated in currencies other than the U.S. dollar have been translated into U.S. dollars at the exchange rate prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Transactions denominated in a currency other than the U.S. dollar are translated at the exchange rates prevailing at the transaction dates. Exchange gains and losses are included in net loss for the year.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided if it is more likely than not that some or all of the future tax assets will not be realized.

The Company is eligible to claim investment tax credits as a result of incurring research and development expenditures. Investment tax credits are recognized when the related expenditures are incurred and there is reasonable assurance of their realization.

Government contributions

The Company makes periodic applications for financial contribution under available government incentive programs. Government contributions relating to research and development are recorded as a reduction of expenses when the related expenditures are incurred.

Financial assets and financial liabilities

All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are included on the consolidated balance sheets and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Held-for-trading financial instruments are subsequently measured at fair value and all gains and losses are included

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

in net income or loss in the period in which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income or loss until the instrument is derecognized or impaired.

The Company has classified cash and cash equivalents as held-for-trading, long-term investments as available-for-sale, accounts receivable as loans and receivables, and accounts payable and accrued liabilities and convertible debentures as other financial liabilities. Regular-way purchases or sales of financial assets will be recognized and derecognized, as applicable, using trade-date accounting. All financial instruments are initially measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost using the effective interest rate method.

All transaction costs are recognized immediately in net loss, with the exception of transaction costs attributable to the issuance of long-term debt which are netted with the fair value of the debt and amortized to net loss using the effective interest rate method.

Research and development

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized and amortized over the useful life of the technology.

Stock-based compensation plan

The Company from time to time issues stock options to employees, directors, senior officers and consultants as described in note 9. The Company has adopted the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants’ [“CICA”] Handbook, Stock-Based Compensation and Other Stock-Based Payments. Options granted to employees are valued at the grant date using the Black-Scholes option pricing model. The value of the options is expensed over the vesting period. Options granted to non-employees are valued at the date at which the counterparty’s performance is complete and valued using the Black-Scholes option pricing model. The Company accrues compensation cost as if all instruments granted that are subject only to a service requirement are expected to vest. The effect of actual forfeitures and cancellations are recognized as they occur.

Net loss per share

Loss per share has been calculated on the basis of net loss for the year divided by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if outstanding stock options were exercised or converted into common shares using the treasury stock method. The inclusion of the Company’s stock options and the conversion feature of the convertible debentures and the computation of diluted loss per share would have an anti-dilutive effect on loss per share. Therefore, stock options and warrants have been excluded from the calculation of diluted loss per share. Consequently, there is no difference between basic loss per share and diluted loss per share.

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

Use of estimates

Estimates are used in accounting for, among other items, revenue, inventory valuation, ARS, allowance for credit losses on receivables and future cash flows associated with intangible assets. The Company’s estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company’s assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the consolidated statements of loss and comprehensive loss and in the period that they are determined.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board announced the adoption of International Financial Reporting Standards [“IFRS”] for publicly accountable enterprises. The Company has made the decision to convert its basis of accounting to IFRS for the periods beginning January 1, 2011, preparing its first interim financial statements in accordance with IFRS for the three-month period ending March 31, 2011. As a result of the transition to reporting under IFRS, new CGAAP pronouncements effective from 2011 onwards will not have an impact on the consolidated financial statements.

3. INVENTORY

Inventory by category is as follows:

	2010 $	2009 $
Medical devices and parts	216,611	808,832
Raw materials	542,967	—
TMR kits	13,970	203,000
Software	5,436	5,436

	778,984	1,017,268

As at December 31, 2010, the Company carried finished goods of $236,017 [2009 - $1,017,268] and raw materials of $542,967 [2009 – nil]. Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. In June 2010, CO2 Heart Laser inventory of $426,600 [2009 - $266,379 of Pinpoint inventory and $158,571 of raw material inventory] was written off to reflect obsolescence due to slow-moving inventory. For the year ended December 31, 2010, cost of sales was charged with $1,057,259 of goods from inventory [2009 - $1,003,666].

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2010
	Cost $	Accumulated depreciation $	Net book value $

Medical devices	4,556,136	3,573,226	982,910
Furniture and fixtures	389,190	377,061	12,129
Computer equipment	1,126,622	1,048,587	78,035
Leasehold improvements	184,282	54,888	129,394

	6,256,230	5,053,762	1,202,468

	2009
	Cost $	Accumulated depreciation $	Net book value $

Medical devices	4,282,435	2,899,547	1,382,888
Furniture and fixtures	444,062	338,479	105,583
Computer equipment	1,054,357	906,197	148,160
Leasehold improvements	150,593	24,670	125,923

	5,931,447	4,168,893	1,762,554

For the year ended December 31, 2010, depreciation expense of $884,869 [2009 - $1,105,887] was related to property and equipment of which $643,859 was recorded in cost of sales [2009 - $707,394] and $3,629 was recorded in research and development [2009 - nil].

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

5. DEFERRED DEVELOPMENT COSTS AND INTANGIBLE ASSETS

As at December 31, 2010, the Company had costs of $405,195 [2009 - $405,195] for the development of application software which has been deferred. No amortization of such costs has been recorded as commercialization of the products has not commenced.

Intangible assets include licenses, distribution rights and Xillix patent rights as summarized below:

	Cost $	Accumulated amortization $	Net book value $
Licenses as at December 31, 2009	4,490,000	(4,490,000)	—

Licenses as at December 31, 2010	4,490,000	(4,490,000)	—

Distribution rights as at December 31, 2009	6,850,623	(1,404,937)	5,445,686
Amortization	—	(617,081)	(617,081)
Write-down	—	(4,828,605)	(4,828,605)

Distribution rights as at December 31, 2010	6,850,623	(6,850,623)	—

Xillix patent rights as at December 31, 2009	2,534,836	(706,958)	1,827,878
Amortization	—	(264,590)	(264,590)

Xillix patent rights as at December 31, 2010	2,534,836	(971,548)	1,563,288

Total intangible assets as at December 31, 2010	13,875,459	(12,312,171)	1,563,288

CICA Handbook Section 3063, Impairment of Long-lived Assets, requires that long-lived assets and intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, by which the carrying value of the asset exceeds its fair value.

In 2009, as the Company wrote-down the licenses with the remaining amortized value of $1,327,774 as the Company will not incur further costs to develop and commercialize any products relating to the licenses.

In assessing the recoverability of PLC Medical Systems Inc.’s [“PLC”] distribution rights in early fiscal 2010, the intangible asset was tested at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Accordingly, significant judgment is required to determine the projected future undiscounted cash flows.

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

In August 2010, the Company became aware of further deterioration of PLC’s financial position. In evaluating this impairment indicator, the Company recognized a non-cash write-down on its intangible assets in the amount of $4,828,605.

Xillix patent rights include a portfolio of owned and licensed patents which are being amortized over the life of the patents ranging from five to 15 years.

6. REVENUE SHARING

On September 1, 2010, the Company entered into a five-year agreement with LifeCell Corporation [“LifeCell”], providing exclusive rights to market and distribute the SPY imaging technology in the fields of plastic reconstructive, gastrointestinal and head and neck surgery in North America [the “Agreement”]. Under the terms of the Agreement, the Company received $5,000,000 including $1,000,000 from LifeCell’s parent company, Kinetics Concepts Inc. [“KCI”], for which KCI received 281,653 shares of the Company’s common stock at a price of CDN $3.75 per share. LifeCell and the Company will share on-going revenues from the SPY imaging technology and disposable products required to perform the SPY imaging procedure. LifeCell will provide market development and commercialization activities, including professional education, clinical support, reimbursement and sales distribution for the SPY imaging technology. Pursuant to the Agreement, the Company has a three-year annual commitment to spend a minimum amount on research and development, which are within normal business operating expenses. LifeCell also continues to hold limited first rights to negotiate marketing and sales distribution in Europe.

As at December 31, 2010, the Company recognized $3,733,333 as deferred revenue which is being amortized over five years in the current and long-term portion of deferred revenue sales and marketing revenue in the consolidated balance sheet. In 2010, $266,667 has been amortized to the consolidated statements of loss and comprehensive loss in product sales.

7. TECHNOLOGY

On January 13, 2009, the Company entered into two agreements with Intuitive Surgical Inc. [“Intuitive”], a License and Development Agreement and a Supply Agreement. Under the License and Development Agreement, the Company and Intuitive integrated the Company’s SPY imaging technology into Intuitive’s surgical robotic systems. The Company received an initial $2,000,000 license payment upon execution of the agreement and received additional amounts totaling $3,000,000 based on reaching certain predefined development milestones. In August 2010, the Company received the final milestone payment representing final design review and acceptance. The total receipt of $5,000,000 has been recorded as a sale with associated costs recorded in cost of sales in the current year.

Additionally, the Company will receive royalty payments for each surgical robotic system sold which incorporates the Company’s SPY imaging technology [the “Integrated Product”]. The royalty period commences on the date of the first commercial sale of the Integrated Product and is renewable subject to certain terms and conditions. As at December 31, 2010, the Company has not earned any royalties through the sales of the Integrated Product, as commercial sales had not commenced.

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

Under the Supply Agreement, the Company is appointed as the exclusive long-term supplier for key components of the Integrated Product and for the imaging agent used with the Integrated Product. Supply will not commence under this agreement until the Company meets the requirements of the License and Development Agreement and Intuitive proceeds to commercialization of the Integrated Product. In February 2011, Intuitive received FDA approval and is currently proceeding to commercialization. The Company anticipates supply to commence no later than June 30, 2011.

8. LONG-TERM DEBT

On February 18, 2009, the Company completed a private placement in the amount of $5,150,000 of senior, unsecured, convertible debentures maturing on February 18, 2014 [the “Debentures”]. Fairfax Financial Holdings Limited and certain of its subsidiaries subscribed for $5,000,000 and certain members of management of the Company subscribed for $150,000. The Debentures are convertible, at the option of the holder, at any time prior to maturity, into common shares of the Company at a conversion price of CDN $2.33 [U.S. $1.87] per common share, subject to anti-dilution adjustments.

The Debentures bear an interest rate of 5% per annum, payable in arrears in equal, semi-annual installments, in cash, or at the option of the Company, in additional debentures. On maturity of the Debentures, the Company has the option of repaying the principal in cash or in common shares at a conversion rate equal to 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 trading days preceding the maturity date. In the event a Fundamental Change occurs [defined as the occurrence of a “Change of Control” or a “Termination of Trading”] following the original issuance of the Debentures it may result in the Company repurchasing the Debentures at 110% of the Debenture, plus accrued and unpaid interest, subject to repurchasing terms in the indenture agreement.

On December 31, 2009, the Company and debenture holders executed the First Amending Agreement to the original debenture agreement permitting flexible interest rate revisions. The Company exercised its right to issue payment in kind [“PIK”] debentures for $153,478 in lieu of six months’ cash interest payment due on December 31, 2009. The PIK debentures are convertible into common shares of the Company with a conversion price of CDN $2.62 [U.S. $2.23]. All other terms are subject to the terms of the original debenture agreement. As at December 31, 2010, the principal value of the Debentures was $5,303,478.

The Debentures are required to be classified in their liability and equity components as determined by their fair values. The Company determined the liability component by discounting the Debentures of February 18, 2009 using a rate of 16.5% based on an assessment of similar companies in the market place. Similarly, the PIK debentures of December 31, 2009 were discounted utilizing a rate of 13.1%. This resulted in the recording of a long-term loan as at December 31, 2010 of $3,891,753, net of $54,173 in transaction costs, and including

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

accumulated imputed interest of $644,261 incurred to December 31, 2010, with a related equity component of $1,968,395, net of $33,418 in transaction costs. The transaction costs were allocated to the components proportional to the total proceeds. Interest expense of $265,174 [2009 - $246,590] has been expensed for the year ended December 2010 and paid in cash.

As at December 31, 2010, a related party exists comprising one director common to both the Company and Fairfax Financial Holdings Limited.

Long-term debt $
Balance, February 18, 2009	3,247,492
Imputed interest expense	280,208

Balance, December 31, 2009	3,527,700
Imputed interest expense	364,053

Balance, December 31, 2010	3,891,753

9. SHARE CAPITAL

The Company has authorized share capital as follows: common shares — unlimited, no par value; preference shares — unlimited, no par value, issuable in one or more series.

[a] Issued and outstanding and changes during the year

	Common shares
	Number of shares #	Consideration $

Balance, December 31, 2008	24,543,309	81,178,719
Exercise of options	4,663	9,605

Balance December 31, 2009	24,547,972	81,188,324
Issuances of common shares	3,330,860	7,610,157
Valuation of warrants issued	—	(916,560)
Exercise of options	18,315	65,520

Balance, December 31, 2010	27,897,147	87,947,441

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

In September 2010, the Company received $1,000,000 from LifeCell's parent company, KCI, for which KCI received 281,653 shares of the Company’s common stock at a price of CDN $3.75 per share.

In February 2010, the Company raised gross proceeds of CDN $7,409,568 [U.S. $7,121,337] from a private placement in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one fifth of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00 each. Broker cashless warrants of 128,066 were also issued as part of broker compensation which are exercisable for one common share at CDN $2.82 over a three-year term. Cash transaction costs of $511,180 resulted in net cash proceeds of $6,610,157.

In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 69%; risk-free interest rate of 1.88%; expected life of five years for shareholder warrants; and, three years for broker warrants. The resultant value of $781,255 and $135,305 attributable to the warrants and broker warrants, respectively, have been reclassified from share capital to warrants.

[b] Contributed surplus changes during the year

Contributed surplus $
Balance December 31, 2008	4,269,907
Issuance of convertible debentures [note 8]	1,968,395
Stock-based compensation	648,594
Exercise of options	(4,616)

Balance, December 31, 2009	6,882,280
Stock-based compensation	813,633
Exercise of options	(25,555)

Balance, December 31, 2010	7,670,358

[c] Warrants outstanding

	Warrants
	Number of warrants outstanding #	Consideration $
Balance, December 31, 2009
Issuance of shareholder warrants	609,838	781,255
Issuance of broker cashless warrants	128,066	135,305

Balance, December 31, 2010	737,904	916,560

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

[d] Stock-based compensation plan

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and the consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008 the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”. Upon amendment of the Plan, the Company was required to recognize a non-cash expense arising from the extension of the stock option exercise time from five years to ten years. Based on the fair value based method, additional non-cash compensation of $764,008 was established for the time extension representing all options outstanding as at March 24, 2008. For the year ended December 31, 2010, the Company expensed $57,303 [2009 - $111,107] of the amount. The remaining value will be expensed over the remaining vesting period.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

Effective January 1, 2003, the Company accounts for its grants under the Plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been recognized for the year ended December 31, 2010 is $813,633 [2009 - $648,594] and is charged to contributed surplus.

The Company uses the Black-Scholes option pricing model to determine the fair value of options issued during the year under the following assumptions: weighted average volatility rate of 69% [2009 — 66%], expected dividend yield of nil [2009 — nil], weighted average expected life of 10 years [2009 — 10 years], and weighted average interest rate of 1.96% [2009 - 2.00%].

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

A summary of the options outstanding as at December 31 under the Plan is presented below:

	2010		2009
	Number outstanding #	Weighted average exercise price $	Number outstanding #	Weighted average exercise price $
Options outstanding, beginning of year	2,110,523	2.92	1,731,186	3.66
Options granted	377,000	3.08	837,500	2.17
Options exercised	(18,315)	1.93	(4,663)	1.07
Options forfeited	(129,652)	3.32	(453,500)	4.36

Options outstanding, end of year	2,339,556	2.93	2,110,523	2.92

Options exercisable, end of year	1,501,468	3.11	1,183,373	3.10

The weighted fair value of the options issued during the year ended December 31, 2010 was $2.35 per share [2009 - $ 1.45]. All values are expressed in U.S. dollars.

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

As at December 31, 2010, options outstanding and exercisable are as follows:

Options outstanding			Options exercisable
Exercise price $	Number outstanding #	Weighted average remaining life [years]	Number outstanding #	Weighted average exercise price $
$1.07	765,373	3.45	765,373	1.07
CDN $9.10	20,000	4.63	20,000	7.62
CDN $9.56	45,000	4.88	45,000	8.00
CDN $9.50	82,000	4.96	82,000	8.25
CDN $8.07	35,000	5.68	35,000	7.26
CDN $7.74	40,500	6.40	40,500	7.14
CDN $6.50	211,750	6.63	211,750	6.11
CDN $7.85	17,000	6.86	17,000	8.56
CDN $4.01	63,100	7.37	42,067	4.01
CDN $1.76	37,500	7.58	25,000	1.72
CDN $2.50	491,333	8.21	163,778	2.03
CDN $3.09	76,500	8.36	25,500	2.67
CDN $2.70	85,500	8.86	28,500	2.56
CDN $2.75	247,500	9.25	—	—
CDN $4.26	52,500	9.38	—	—
CDN $3.78	54,000	9.61	—	—
CDN $3.81	15,000	9.67	—	—

	2,339,556	6.40	1,501,468	3.11

10. COMMITMENTS AND CONTINGENCIES

[a]

Under license agreements with The Johns Hopkins University (Applied Physics Laboratory) completed in 2001 and 2002, as amended to date, the Company acquired the worldwide exclusive license to use and sell products and services that incorporate the inventions and technology claimed in the foreign patents, if any, and foreign patent applications, if any, that correspond to certain U.S. patents entitled Method and Apparatus to Identify and Treat Neovascular Membranes in the Eye and Method and Apparatus for Improved Visualization of Choroidal Blood Flow and Aberrant Structures in the Eye Using Fluorescent Dye Angiography [the “JH Technology”]. The JH Technology forms the basis for the OPTTX System. The Company has paid license fees totalling $4,450,000 under the licenses for the JH Technology and is obligated to pay a royalty on sales of products and services equal to 2.5% of gross sales revenues. In January 2009, the Company signed amendments to the original license agreements requiring the Company to pay a royalty on sales of products and services, utilizing the JH Technology, equal to 2.5% of gross sales revenue reduced by an annual minimum

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

royalty payment. The amendment reduced the minimum amount payable from $50,000 to $25,000. This license will terminate in each country on the date of the expiration of the last licensed patent in that country. In December 2009, the Company expensed the remaining unamortized license value of $1,327,774 as the Company would not incur further costs to develop and commercialize any products relating to the licenses. There was no activity relating to these licenses in 2010.

[b]	The Company has entered into lease commitments for office premises located in Mississauga, Ontario, Richmond, British Columbia and Taunton, Massachusetts. The total future minimum annual lease payments, including two months free base rent in Richmond, and proportionate operating expense for three locations, are as follows:

	Year	CDN $

Lease payment — premises	2011	204,733
	2012	332,175
	2013	305,925
	2014	150,338

[c]	The Company has received contributions totaling approximately CDN $985,000 from the National Research Council of Canada [“NRC”] Industrial Research Assistance Program. The NRC contributed to two separate projects. This contribution is conditionally repayable commencing in 2004 for one project, and commencing in 2005 for the other project. For each project, the Company is obligated to pay the NRC 1% of its gross revenue. The Company’s obligation ceases if 150% of the contribution is repaid within the first three years of the repayment period. If the amount received is not repaid during the repayment period, the Company’s obligation ceases at the earlier of full repayment of the contribution or March 2015. To date, the Company has repaid a total of $480,117 and $504,903 is included in accounts payable and accrued liabilities as at December 31, 2010. Interest of 12.68% is payable on overdue amounts.

[d]	During the ordinary course of business activities, the Company may be contingently liable for litigation and named as a party to claims. Management believes that adequate provisions have been made in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have an adverse effect on the financial position of the Company.

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

11. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2010 are presented below:

	2010 CDN $	2009 CDN $
Future tax assets
Non-capital losses	21,270,000	19,818,000
Inventory	106,000
Investment tax credits	684,000	643,000
Scientific research and experimental development expenses	690,000	690,000
Accrued warranty and other reserves	572,000	688,000
Share issue costs	265,000	333,000
Property and equipment and licenses	7,155,000	5,033,000

	30,742,000	27,205,000
Valuation allowance	(30,742,000)	(27,205,000)

Net future tax assets	—	—

The Company has taken a valuation allowance on the full amount of the future tax assets, as it is not likely that the Company will realize the benefits of these future tax assets.

A reconciliation between the Company’s statutory and effective tax rates is presented below:

	2010%	2009%
Statutory rate	(29.2)	(30.9)
Permanent differences	2.7	2.5
Impact of foreign income tax rate differential	(5.1)	(2.2)
Ontario tax harmonization	—	0.4
Re-evaluation of future taxes as a result of enacted tax rate change	—	14.5
Change in valuation allowance as a result of enacted tax rate change	—	(14.5)
Unrecognized benefit of current year’s tax loss and other	31.6	30.6

	—	0.4

The Company has available research and development expenditures for income tax purposes, which may be carried forward indefinitely to reduce future years’ taxable income. The potential income tax benefits associated with these expenditures have not been recorded in the consolidated financial statements. The total of such expenditures accumulated to December 31, 2010 is approximately $2,760,000 [2009 - $2,760,000].

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

As at December 31, 2010, the Company has accumulated Canadian tax losses of CDN $53,643,000 [2009 - $50,615,000]. Of this amount, $3,301,037 will expire in 2014, and $5,537,920 will expire in 2015, and the remainder will expire between 2026 and 2030. The Company also has foreign non-capital losses carried forward in the amount of CDN $20,682,000 [2009 - CDN $18,854,000], which will not begin to expire until 2025. The Company has unclaimed Canadian scientific research tax credits of CDN $804,000 [2009 - CDN $756,000] that will begin to expire in 2020.

12. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances related to operations consists of the following:

	2010	2009
	$	$

Accounts receivable	(36,371)	1,799,693
Prepaid expenses and other receivables	(269,313)	38,733
Inventory	(188,315)	(255,340)
Accounts payable and accrued liabilities	55,116	35,162

	(438,883)	1,618,248

In addition to the net change in non-cash working capital balances related to operations of $(438,883) [2009 — $1,618,248], the Company decreased deferred revenue and deferred charges, totaling $1,649,279 [2009 — $1,974,528] from warranty revenue, license and development revenue and sales and marketing revenue.

In February 2010, the Company received cash of $6,610,157, net of transaction costs of $511,180 from the proceeds of a private placement [note 9[a]]. In September 2010, the Company received cash of $5,000,000 comprising $1,000,000 from the proceeds of a private placement with KCI and $4,000,000 from the subsidiary company LifeCell for execution of the sales agreement [note 6].

13. LOSS PER SHARE

	2010	2009
Weighted average number of common shares outstanding – basic and diluted	27,281,275	24,544,650

Potentially dilutive instruments are not reflected in diluted loss per share due to their anti-dilutive effect.

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

14. SEGMENTED INFORMATION

The Company operates in one operating segment, medical devices. Revenue by region is as follows:

	2010 $	2009 $

United States	14,833,094	7,655,825
Japan	61,724	176,950
Other	17,766	391,880

Total	14,912,584	8,224,655

Property and equipment, net, by region is as follows:

	2010 $	2009 $

United States	896,305	1,334,436
Canada	306,163	428,118

	1,202,468	1,762,554

15. CAPITAL STRUCTURE

The Company’s capital structure consists of share capital and convertible debentures which represent the principal source of funds. The Company’s primary objective in managing capital is to safeguard its ability to fund its operation, so that it can provide returns for shareholders and benefits for other stakeholders. Total managed capital as at December 31, 2010 is $93,250,919 [2009 - $86,491,802].

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

16. FINANCIAL INSTRUMENT AND RISK MANAGEMENT

Recognition and measurement

The Company has classified its financial instruments as follows:

Financial instrument	Designation	Measurement	2010 $	2009 $
Cash and cash equivalents	Held-for-trading	Fair value	5,597,407	2,524,958
Long-term investments	Available-for-sale	Fair value	—	150,000
Accounts receivable	Loans and receivables	Amortized cost	1,434,964	1,442,797
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	3,441,174	3,254,575
Long-term debt-convertible debentures	Other financial liabilities	Amortized cost	3,891,753	3,527,700

Fair value of financial instruments

The CICA Handbook Section 3862, Financial Instruments - Disclosures, requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instruments carried on the consolidated balance sheets at fair value. The three levels are defined as follows:

•	Level 1—Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•

Level 2—Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities

Due to the short period to maturity of these financial instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair values.

Foreign exchange gains or losses recorded on cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities, if any, are recorded in the consolidated statements of loss and comprehensive loss.

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

As at December 31, 2010, the Company’s cash and cash equivalents were carried on the consolidated balance sheet at fair value. The Company has classified the determination of fair value of these investments as Level 1, as the valuation methodology used by the Company includes quoted prices for identical assets in active markets.

Long-term debt

The fair value of the Company’s convertible debentures, which is based on current rates for convertible debentures with similar terms and maturities, is not materially different from its carrying value. The Company has classified the determination of fair value of this debt as Level 2.

Long-term investments

The Company has long-term investments that are classified as available-for-sale which are measured at fair value using Level 3 inputs as at December 31, 2010.

The following summarizes the ARS activity:

Principal value
$

Balance, December 31, 2009	150,000
Principal redemption	(25,000)
Fair value impairment	(125,000)

Balance, December 31, 2010	—

As at December 31, 2010, the Company had $175,000 of principal invested in ARS with a fair value of nil. In April 2010, the brokerage firm administering the Company’s investments reported a decrease in the value of this investment based on a market devaluation of this ARS by reputable financial rating firms. In recognition of this market devaluation, the Company wrote down the fair value of the ARS to nil in the first quarter of 2010.

Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of accounts receivable.

Cash and cash equivalents consist of deposits and highly liquid investments with major commercial banks and are therefore subject to minimal credit risk.

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

The Company, in the normal course of business, is exposed to credit risk from its customers. These accounts receivable are subject to normal credit risks. Approximately $1,299,270 or 67% of the outstanding accounts receivable (before provision) at December 31, 2010 is due from eight customers [2009 - nine customers, $1,012,000 or 50%].

The Company assesses the credit risk of accounts receivable by evaluating the aging of accounts receivable based on the invoice date. The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against operating expenses in the consolidated statements of loss and comprehensive loss. As at December 31, 2010, the Company has made a provision of $588,746 [2009 - $689,067] in respect of accounts which it believes may not be collectible.

As at December 31, 2010, the Company’s accounts receivable (before provision) were 68% concentrated in the United States and Canada and 32% were concentrated in Europe and Asia [2009 - United States and Canada - 70%, Europe and Asia - 30%].

The following table sets out details of the age of accounts receivable that are outstanding and the related allowance for doubtful accounts:

2010 $

Current	817,380
31-60 days	454,672
61-90 days	41,777
Over 90 days	709,881
Less: allowance for doubtful accounts	(588,746)

Total accounts receivable, net	1,434,964

Allowance for doubtful accounts continuity

Balance, December 31, 2009	689,067
Bad debt expense	4,142
Recovery	(104,463)

Balance, December 31, 2010	588,746

The Company reversed $104,463 for amounts collected on two accounts that were previously provided for in 2009.

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

Liquidity risk

The cash and cash equivalents, expected cash from operations and cash expected to be raised from other sources will allow the Company to meet its planned operating and capital requirements. The Company has accounts payable and accrued liabilities that have contractual cash flows approximating its fair value and have maturities of three months or less. The Company also raises funds to assist in meeting the capital requirements [note 17].

Contractual Obligation

The following table sets out the undiscounted contractual obligations related to repayment of debt (including interest and PIK), convertible debentures (including interest) and accounts payable and accrued liabilities as at December 31, 2010:

Description	Total $	Less than one year $	One to three years $	Beyond three years $
Long-term debt [note 8]	5,303,478	—	—	5,303,478
Long-term debt interest	830,394	265,174	530,348	34,872
Accounts payable and accrued liabilities	3,441,174	3,441,174	—	—

Foreign exchange risk

The Company’s exposure to fluctuations in the value of the Canadian dollar is affected by its financial instruments denominated in Canadian dollars and its estimated net purchases denominated in Canadian dollars:

	2010 $	2009 $

Cash and cash equivalents	1,876,116	340,922
Accounts payable and accrued liabilities	(1,465,227)	(1,193,585)

Net exposure	410,889	(852,663)

For the year ended December 31, 2010, the effect of a hypothetical 10% immediate and adverse change in foreign currency exchange rates [relative to the U.S. dollar] on the Company’s foreign denominated financial instruments would increase net loss for the year by approximately $41,088 [2009 - $85,266]. A 10% strengthening of the Canadian dollar would have the equal but opposite effect.

Novadaq Consolidated Financial Statements

Novadaq Technologies Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[expressed in U.S. dollars except as otherwise indicated]

December 31, 2010

Interest income and expense

	2010 $	2009 $

Interest income on cash and cash equivalents	13,652	7,169
Interest income on long-term investments	2,447	4,507

Total	16,099	11,676

Interest expense on Industrial Research Assistance Program loan and other	13,873	7,466
Interest on long-term debt	265,174	246,590
Imputed interest on long-term debt	364,053	280,208

Total	643,100	534,264

17. SUBSEQUENT EVENT

Private placement

On March 24, 2011, the Company closed the previously announced private placement of 4,731,864 units at a price of CDN $3.17 per unit for approximately CDN $15,000,000 before estimated transaction costs of CDN $1,000,000. Each unit consists of one common share and 0.45 of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18.

Acquisition of PLC manufacturing assets

On February 1, 2011, the Company acquired substantially all of PLC’s assets in the TMR business including manufacturing rights, product inventories, equipment, intellectual property, regulatory approvals, clinical data, and all documentation related to TMR, for $1 million cash and the assumption of PLC’s obligation under service contracts. Additionally, the Company hired three employees to continue service operations.

18. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2010 consolidated financial statements.

Novadaq Consolidated Financial Statements

27